UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IPIX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

46059S200

(CUSIP Number)

Michael D. Roberts
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 46059S200	Page 2 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

First Avenue Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:
(a)X
(b)

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Tennessee

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With	7.	Sole Voting Power: 1,039,788[1]

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 910,145[2]

	10.	Shared Dispositive Power: 702,247[3]

1 Consists of 228,469 shares of Common Stock and shares of Common Stock issuable upon conversion of 88,115 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment See Item 4 of the Schedule 13D).

2 Consists of 98,826 shares of Common Stock and shares of Common Stock issuable upon conversion of 88,115 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment See Item 4 of the Schedule 13D).

3 First Avenue shares the power to dispose or direct the disposition of 702,247 shares of common stock with Image (defined herein in Item 4) and the other New Investors (defined herein in Item 4). First Avenue disclaims beneficial ownership of 572,604 of such 702,247 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 46059S200	Page 3 of 9 pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,612,392

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.	Percent of Class Represented by Amount in Row (11): 9.8[4]

14.	Type of Reporting Person: PN

4 Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. First Avenue’s actual voting interest is 5.0% because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock.

CUSIP No. 46059S200	Page 4 of 9 pages

Item 1. Security and Issuer

     This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Common Stock, $.001 par value per share (the “shares”), of IPIX Corporation, a Delaware corporation (the “Company”), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on October 9, 2001 (the “Schedule 13D”) and amended on May 31, 2002. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background

The third sentence of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The principal place of business of First Avenue and the GP is 30 Burton Hills Blvd., Suite 550, Nashville, TN 37215.

Item 4. Purpose of Transaction

     The eighteenth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     In accordance with the conversion terms of the preferred stock, the Series B Stockholders converted 470,635 shares of Series B Preferred Stock into 4,333,371 shares of common stock on April 13, 2004. Of such shares, First Avenue owned 799,993 shares of common stock. In addition, in conjunction with the conversion, 535,314 shares of common stock were issued to the Series B Stockholders for dividends accrued through the date of conversion as required under the terms of the preferred stock. Of such shares, First Avenue owned 98,819 shares of common stock. On April 19, 2004, the Series B Stockholders entered into an agreement to share the power to dispose or direct the disposition of the 4,333,371 shares of common stock issued upon conversion of Series B Preferred Stock by executing sales through a broker-dealer into the market (the “Disposition Agreement”). As of May 11, 2004, the Series B Stockholders have sold 3,631,124 shares of such common stock by executing sales through a broker-dealer into the market.

Item 4 of the Schedule 13D is amended, in pertinent part, to add the following nineteenth paragraph:

     Other than as described above, First Avenue has no current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. First Avenue reserves the right to develop such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     First Avenue may be deemed to beneficially own 1,612,392 shares of common stock. Such shares, based on the capitalization of the Company as of April 16, 2004 (as reported on its Form 10-

CUSIP No. 46059S200	Page 5 of 9 pages

Q filed on April 19, 2004), constitute 9.8% of the common stock. However, First Avenue’s actual voting interest is 5.0% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because First Avenue does not have the power to vote a portion of the shares that it may be deemed to beneficially own.

     Of the 1,612,392 shares of common stock beneficially owned by First Avenue, First Avenue (i) has sole power to vote or to direct the vote of 1,039,788 shares of common stock, (ii) has sole power to dispose or direct the disposition of 910,145 shares of common stock, and (iii) has shared power to dispose or direct the disposition of 702,247 shares of common stock.

     The 1,039,788 shares of common stock beneficially owned by First Avenue over which it has the sole power to vote or direct the vote are comprised of (i) 228,469 shares of common stock and (ii) 811,319 shares of common stock underlying 88,115 shares of Series B Preferred Stock.

     The 910,145 shares of common stock beneficially owned by First Avenue over which it has the sole power to dispose or direct the disposition are comprised of (i) 98,826 shares of common stock and (ii) 811,319 shares of common stock underlying 88,115 shares of Series B Preferred Stock.

     First Avenue has shared power to dispose or to direct the disposition of 702,247 shares of common stock (the “Agreement Shares”) as a result of entering into the Disposition Agreement, and First Avenue has sole power to vote or direct the vote of 129,643 of the Agreement Shares. For the purposes of Section 13(d) or 13(g) of the Securities Exchange Act, First Avenue disclaims beneficial ownership of 572,604 of the Agreement Shares (the portion thereof over which it has no power to vote or direct the vote).

     The parties to the Disposition Agreement with First Avenue are Image Investor Portfolio (“Image”), a separate series of Memphis Angels, LLC, a Delaware limited liability company, and NewSouth Capital Management, Inc., a Tennessee corporation (“NewSouth”). The principal business of Image Investor Portfolio, a separate series of Memphis Angels, LLC, consists of investments in securities of public and private technology companies, and its principal place of business is c/o Paradigm Capital Equity Partners, LLC, 1661 International Drive, Suite 330, Memphis, TN 38120. The principal business of NewSouth Capital Management, Inc., a Tennessee corporation, is operating as an investment advisor, and its principal place of business is located at 1100 Ridgeway Loop Rd., Memphis, TN 38120.

     The parties to the Disposition Agreement with First Avenue have the following interests in the securities of IPIX Corporation:

Image Investor Portfolio, a separate	Common Stock	Percent
series of Memphis Angels, LLC	Beneficially Owned	of Class
Sole Voting Power	6,184,224
Shared Voting Power	0
Sole Dispositive Power	6,453,753
Shared Dispositive Power	702,247
Aggregate Amount Beneficially Owned	6,453,753	30.6%

CUSIP No. 46059S200	Page 6 of 9 pages

NewSouth Capital Management, Inc.	Common Stock	Percent
	Beneficially Owned	of Class
Sole Voting Power	1,227,815
Shared Voting Power	0
Sole Dispositive Power	1,087,929
Shared Dispositive Power	702,247
Aggregate Amount Beneficially Owned	1,790,176	10.8%

     Transactions in the common stock of IPIX Corporation by First Avenue and the other parties to the Disposition Agreement during the past sixty days or since the most recent filing of Schedule 13d are as follows:

April 13, 2004

     Image: Issuance of 3,000,029 shares of common stock upon conversion of 290,000 share of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

     First Avenue: Issuance of 898,819 shares of common stock upon conversion of 86,885 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

     NewSouth: Issuance of 969,837 shares of common stock upon conversion of 93,750 share of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

April 20, 2004

     Image: Sale of 1,014,353 shares of common stock for a price per share of $9.8563 in an open market transaction.

     First Avenue: Sale of 303,904 shares of common stock for a price per share of $9.8563 in an open market transaction.

     NewSouth: Sale of 327,916 shares of common stock for a price per share of $9.8563 in an open market transaction.

April 21, 2004

     Image: Sale of 653,068 share of common stock for a price per share of $9.0034 in an open market transaction.

     First Avenue: Sale of 195,661 shares of common stock for a price per share of $9.0034 in an open market transaction.

     NewSouth: Sale of 211,121 shares of common stock for a price per share of $9.0034 in an open market transaction.

CUSIP No. 46059S200	Page 7 of 9 pages

April 22, 2004

     Image: Sale of 83,708 shares of common stock for a price per share of $9.0001 in an open market transaction.

     First Avenue: Sale of 25,079 shares of common stock for a price per share of $9.0001 in an open market transaction.

     NewSouth Capital Management, Inc,: Sale of 27,061 shares of common stock for a price per share of $9.0001 in an open market transaction.

April 26, 2004

     Image: Sale of 230,095 shares of common stock for a price per share of $9.0178 in an open market transaction.

     First Avenue: Sale of 68,937 shares of common stock for a price per share of $9.0178 in an open market transaction.

     NewSouth: Sale of 74,384 shares of common stock for a price per share of $9.0178 in an open market transaction.

April 27, 2004

     Image: Sale of 82,792 shares of common stock for a price per share $9.0120 in an open market transaction.

     First Avenue: Sale of 24,805 shares of common stock for a price per share of $9.0120 in an open market transaction.

     NewSouth: Sale of 26,765 shares of common stock for a price per share of $9.0120 in an open market transaction.

May 6, 2004

     Image: Sale of 173,441 shares of common stock for a price per share $9.1808 in an open market transaction.

     First Avenue: Sale of 51,964 shares of common stock for a price per share of $9.1808 in an open market transaction.

     NewSouth: Sale of 56,070 shares of common stock for a price per share of $9.1808 in an open market transaction.

     Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by First Avenue or GP during the past 60 days.

CUSIP No. 46059S200	Page 8 of 9 pages

     To the knowledge of First Avenue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Certificate of Designation, and the Disposition Agreement, to the knowledge of First Avenue, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(Remainder of Page Intentionally Left Blank)

CUSIP No. 46059S200	Page 9 of 9 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 11, 2004

FIRST AVENUE PARTNERS, L.P.

By:	Front Street, LLC, its general partner

	By:	/s/ David M. Wilds David M. Wilds, Member